Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

25th /

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

DLW 8/30

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:23 24-Aug-04
Number	2752C

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed that on 23 August 2004, the Trustees of The Morgan General Employee Benefit Trust ("the Trust") acquired 2,300,000 ordinary shares in the capital of the Company at an average price of £1.418064 per share to satisfy future obligations arising from provisional share option awards made under The Morgan Crucible Long Term Incentive Plan 2004, and share options granted under The Morgan Crucible Executive Share Option Scheme 2004.

Following this purchase, the Trust holds a total of 2,720,080 ordinary shares representing 0.9% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors Warren Decatur Knowlton and Nigel Robert Young and these directors are accordingly deemed to be beneficially interested in all of such shares held by the Trust.

END

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The Morgan Crucible Company plc
Interim statement 2004

Affecting lives



ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

Summary

	2004	2003
Group Turnover £m	**406.2**	442.6
Operating Profit* £m	**24.9**	21.4
Underlying PBT** £m	**18.0**	13.8
Net Debt £m	**159.3**	236.5
Underlying EPS† pence	**4.7**	3.4

* Defined as statutory operating profit of £4.1 million (2003: £2.2 million) before goodwill amortisation of £3.3 million (2003: £3.9 million) and operating exceptional charges of £17.5 million (2003: £15.3 million). This measure of earnings is shown because the Directors consider that it gives a better indication of underlying performance.

** Defined as statutory loss before tax of £45.1 million (2003: loss £21.0 million) before goodwill amortisation of £3.3 million (2003: £3.9 million) and corporate and operating exceptional charges of £59.8 million (2003: £30.9 million).

† Basic underlying loss per share of 16.7 pence (2003: loss 9.9 pence) adjusted to exclude the after tax impact of corporate and operating exceptional items of 21.4 pence (2003: 13.3 pence).

- Total turnover £406.2 million (2003: £442.6 million) and turnover from continuing operations £371.4 million (2003: £379.2 million). Adverse currency translation impact of £21.5 million from continuing operations.
- Underlying operating profit £24.9 million (2003: £21.4 million) and underlying operating profit from continuing operations up 33% to £25.2 million (2003: £19.0 million). Adverse currency translation impact of £2.7 million on underlying operating profit from continuing operations.
- Underlying EPS of 4.7 pence (2003: 3.4 pence).
- Underlying operating margins for continuing businesses improved to 6.8%.
- Operating exceptional costs of £17.5 million in the period (2003: £15.3 million) arising from profit improvement initiatives and £2.7 million (2003: £3.0 million) from competition matters and associated legal costs.
- Net debt reduced to £159.3 million (2003: £236.5 million).
- Profit improvement plan announced in February 2004 progressing to plan.
- Raised £54.2 million from rights issue in February 2004.
- Auto and Consumer global business disposal for $77.5 million completed in June 2004, of which $17.5 million is deferred and payable on performance criteria for 2004 and 2005.

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

"There are indications that there is an improving position in our North American and in our smaller but growing Asian markets; however, improvement is not yet apparent in some European markets. We are not relying on a market upturn to improve trading performance. Our emphasis will remain upon our continuing strategy of improving profitability through cost reductions and increasing efficiency whilst maintaining strong cash management and reducing debt. It is our intention to grow the business from a stronger and more focused sales base."

Overview

Both at the time of our Preliminary Results in February and again at the Annual General Meeting in April we advised that markets overall had stabilised and that trading was in line with the Board's expectations. The first half has been encouraging with some early indications that certain markets are recovering although at this point the picture in Europe remains mixed. We are not however, relying on a market upturn to improve trading performance.

Turnover for the first half was £406.2 million (2003: £442.6 million) although on a continuing operations basis sales for the first half were down on last year by 2% at £371.4 million (2003: £379.2 million). The adverse impact from translating turnover at last year's exchange rates was 6.1% or £24.9 million, while for continuing operations it was £21.5 million.

Strategy

The Group's new management set out its key strategic objectives in 2003 and reiterated these in February when the Group raised £54.2 million by means of a rights issue. The key objectives are to reduce the complexity of the Group's businesses and operations, aggressively redirect resources to areas of advantage, turn around underperforming businesses and accelerate and extend the current restructuring programme. The strategy has also included the sale of businesses that fail to meet the Group's performance criteria. The completion and timing of these disposals could not be predicted with certainty.

The rights issue ensured that the programme of targeted cost saving and profit improvement opportunities of up to £50 million per annum by the end of 2006 could be accelerated without being reliant upon the uncertain outcome of business disposals. The estimated future cash costs of securing the targeted improvements was estimated at £70 million of which £10 million is expected to be absorbed within the Company's ongoing capital expenditure of approximately £35 million to £40 million per annum. The rights issue also strengthened the capital base of the Group and provided greater financial flexibility.

The profit improvement and targeted cost saving programmes that are focused primarily on the Group's three largest businesses Magnetics, Carbon and Insulating Ceramics are on track. The largest two cost saving categories are connected with site rationalisation, other production efficiencies and headcount and general overhead reductions. Key project costs in the first half include sales operations restructuring in Magnetics, site closures and rationalisation of production in Carbon and Technical Ceramics and overhead reductions in Insulating Ceramics.

The Group successfully completed several business disposals in the first half, the most significant being the sale of the Auto and Consumer business in June for US$77.5 million of which the receipt of US$17.5 million will depend upon the trading performance of that business for financial years 2004 and 2005. Other disposals included the sale of the final two soft coatings operations in the USA and the UK for considerations of US$6.2 million and £3.4 million respectively. Proceeds from these corporate disposals, a net of £54.2 million from the rights issue as well as £8.4 million from property disposals contributed to a net debt reduction to £159.3 million (2003: £236.5 million) at the end of the first half and a gearing percentage of 59.3% (2003: 69.9%).

Financial review

Group underlying operating profit for continuing businesses before goodwill and operating exceptional costs increased by 33% to £25.2 million (2003: £19.0 million). The Group's operating margins for the first six months on this basis were 6.8% (2003: 5.0%) and all continuing segments contributed to this increase.

Operating exceptional costs in the first half were £17.5 million (2003: £15.3 million). These included the costs of the Group's restructuring programmes and £2.7 million (2003: £3.0 million) in respect of competition matters and associated legal costs. The goodwill amortisation reduced to £3.3 million (2003: £3.9 million) as a result of the effect of corporate disposals in the period.

Corporate exceptional charges in the first six months totalled £42.3 million (2003: £15.6 million). The loss on sale of businesses of £37.8 million (2003: £11.7 million) arose principally from the £33.3 million loss from the recent disposal of the Auto and Consumer business, as well as the US and UK soft coatings operations and various smaller disposals. Corporate charges also include the disposal of various properties.

The net finance charge reduced in the first half to £6.9 million (2003: £7.6 million) reflecting the significant reduction in borrowings following the receipt of funds from the rights issue in February and the disposals later in the period.

The tax charge for the period was £2.9 million (2003: £4.1 million). The effective rate before all exceptional items and goodwill amortisation was 25% (2003: 30%). The effective tax rate for the full year 2003 before all exceptional items, goodwill amortisation and provision releases was 23%.

Underlying earnings per share for the period before goodwill amortisation was 4.7 pence (2003: 3.4 pence).

The net cash inflow from operating activities was £18.6 million (2003: £8.4 million) and included a £15.0 million adverse cash impact from all operating exceptional costs (2003: £16.2 million). There was also a working capital outflow of £9.9 million (2003: £21.5 million) some of which arose from higher trading activity levels and increased costs for raw material supplies. Programmes are in place to significantly reduce this outflow by the year-end although increased raw material costs are likely to remain an adverse factor. Free cash inflow in the period of £7.7 million (2003: outflow £12.6 million) included capital expenditure of £11.9 million (2003: £14.7 million). Receipts from property disposals were £8.4 million (2003: £1.6 million). Net receipts from corporate disposals of £26.3 million (2003: £26.9 million) were mainly from the disposals of the Auto and Consumer business and the remaining soft coatings operations. The ratio of capital expenditure to depreciation was 0.64, the same level as the first half of 2003.

A project to implement "International Accounting Standards" has been under way since October 2003. This programme is on track for full implementation in 2005.

Interim dividend

The Board intends to consider resuming the payment of dividends once the Company is achieving a level of sustained profitability and cash generation. At this time no dividend has been proposed given the continuing need to invest in the profit improvement plan and to reduce net debt.

Operating review

In the operating review all references to operating profit are stated before goodwill amortisation and operating exceptional costs.

Carbon

This business supplies carbon components and systems that exploit the electrical properties of carbon, as well as products that utilise the mechanical properties of carbon. The division traded well during the period. However, the translation impact from a weaker dollar had a significant adverse impact upon both reported turnover and operating profit. Turnover was at a similar level to the same period last year at £94.6 million (2003: £95.6 million) although the year on year turnover expressed in constant currency increased by approximately 7%. The operating profit remained steady at £9.1 million (2003: £9.2 million) despite the adverse translation impact of exchange rates of approximately £1.1 million. This reflected the benefits from the ongoing restructuring programme to reduce costs through site rationalisation, the elimination of duplication and the streamlining of processes and services between complimentary activities. The performance also benefited from an upturn in the semiconductor industry and the strong demand for silicon carbide body armour for personal protection and armour for various aircraft and vehicle applications.

The Auto and Consumer global business that was formerly included in the Carbon segment was sold in June to Energy Conversion Systems.

Magnetics

Trading in the Magnetics business was significantly better than for the comparable period last year. Turnover remained level at £87.0 million (2003: £87.9 million) while operating profit increased to £4.7 million (2003: £0.9 million). The benefits from the restructuring actions completed to date were apparent. By early this year the business had completed its withdrawal from the highly competitive, low margin market for permanent magnets used in disc drives and closed one production plant in Malaysia and one in the USA at Elizabethtown, Kentucky. It also enjoyed the benefits from its expansion in the lower production cost environment in Slovakia. Further opportunities to reduce headcount, particularly in higher cost locations, are being pursued. In addition to the ongoing restructuring initiatives and market opportunities the first six months saw some improvement in trading conditions. There has been an increasing demand for particular products and systems notably the supply of systems for the security tag market, earth leakage breakers and watt hour meters. In addition, Magnetics is taking advantage of the growing demand in certain regional markets, particularly in the Far East, as well

as investing in the development of lower cost sources of product supply. As a result, since the end of the first half, Magnetics has announced the establishment of a joint venture with San Huan, a leading Chinese producer of permanent magnets.

Technical Ceramics

The first half trading performance of the Technical Ceramics business, which includes products that use either the mechanical properties of ceramics or the electrical energy properties of ceramics, benefited from improved trading conditions. Turnover for the continuing operations, despite the adverse impact from translation, improved by 7.8% to £70.1 million (2003: £65.0 million) and operating profit improved to £4.2 million (2003: £1.1 million). This arose in particular from improved conditions in the semiconductor and aerospace markets and a continuing healthy demand from the medical sector. There was also an improvement from the restructuring actions to drive down costs and actions to turn around the trading performance of individual operations, notably that of the major technical ceramics plant in California. There was also an increase in the supply of product for new electro ceramic applications with computer disc drive manufacturers. These components, which use high quality piezo materials, allow an enhanced level of data to be stored on a computer disc.

Insulating Ceramics

The Insulating Ceramics business includes both heat management products for high temperature applications as well as crucibles and related products for the non-ferrous and precious foundry market. The business traded satisfactorily during the period. Sales in the first six months were slightly down at £119.7 million (2003: £130.7 million). Market demand in the Americas was similar to the previous year, Europe showed some weakness partially due to the impact of a strong euro, and in the smaller Asian market demand was significantly ahead, led by the demand for petrochemical, iron and steel and ceramic applications. During the period, market demand for the Superwool family of low bio-persistent fibres continued to grow worldwide. Operating profits were £7.2 million (2003: £7.8 million) and showed some advance as a result of the continuing restructuring actions to rationalise plants, reduce overheads and increase efficiency. Adverse impact from translation at last year's foreign exchange rates was £0.9 million. The operating profit performance did suffer from price increases in alumina material and energy costs. In the period the Crucible business completed a joint venture under which its products will be supplied to the Japanese market.

Outlook

There are indications that markets have stabilised since last year and are showing some improvements in North America. However, this improvement has yet to manifest itself in all of the Group's markets in Europe, which remains a fundamental geographic segment. Although smaller than our markets in Europe and North America, our markets in Asia are growing and will provide good opportunities. Cost reductions and actions to enhance our efficiency are continuing.

Although recovery may not be apparent in all our markets, we are not relying on market upturn to improve trading performance. Our emphasis will remain upon our now proven strategy of improving profitability through cost reductions and increasing efficiency, whilst maintaining strong cash management and reducing debt.

Lars Kylberg Chairman

Warren Knowlton Group Chief Executive

Consolidated profit and loss statement

for the six months ended 4 July 2004

	Note	Unaudited Six months 2004 £m	Restated* Unaudited Six months 2003 £m	Restated* Year 2003 £m
Turnover				
Continuing operations		**371.4**	379.2	744.3
Discontinued operations		**34.8**	63.4	105.3
Group turnover	2	**406.2**	442.6	849.6
Operating profit before goodwill amortisation and operating exceptionals				
Continuing operations		**25.2**	19.0	38.3
Discontinued operations		**(0.3)**	2.4	4.3
		24.9	21.4	42.6
Operating exceptionals		**(17.5)**	(15.3)	(67.3)
Operating profit/(loss) before goodwill amortisation		**7.4**	6.1	(24.7)
Goodwill amortisation		**(3.3)**	(3.9)	(7.5)
Operating profit/(loss)				
Continuing operations		**6.8**	2.3	(29.3)
Discontinued operations		**(2.7)**	(0.1)	(2.9)
Group operating profit/(loss)	2	**4.1**	2.2	(32.2)
Corporate exceptional items	3			
Continuing operations				
– Disposal of fixed assets		**(4.0)**	(0.2)	(2.3)
– Loss on sale of operations		**(0.5)**	(3.7)	(6.5)
Discontinued operations				
– Loss on sale of businesses		**(37.8)**	(11.7)	(21.3)
		(42.3)	(15.6)	(30.1)
(Loss) on ordinary activities before interest and taxation		**(38.2)**	(13.4)	(62.3)
Net finance charges and similar items		**(6.9)**	(7.6)	(15.7)
(Loss) on ordinary activities before taxation		**(45.1)**	(21.0)	(78.0)
Taxation	4	**(2.9)**	(4.1)	2.4
(Loss) on ordinary activities after taxation		**(48.0)**	(25.1)	(75.6)
Equity minority interest		**(0.8)**	(0.7)	(1.4)
Net (loss) attributable to The Morgan Crucible Company plc		**(48.8)**	(25.8)	(77.0)
Preference dividends on non-equity shares		**–**	(1.1)	(1.2)
Retained (loss) for the period		**(48.8)**	(26.9)	(78.2)

	Note	Unaudited Six months 2004	Restated* Unaudited Six months 2003	Restated* Year 2003
Earnings/(loss) per share	5			
Underlying earnings per share – before goodwill amortisation		**4.7p**	3.4p	9.6p
– after goodwill amortisation		**3.4p**	1.7p	6.4p
Underlying diluted earnings per share		**3.4p**	1.7p	6.3p
After all post tax exceptional items:				
Basic (loss) per share – before goodwill amortisation		**(16.7p)**	(9.9p)	(30.5p)
– after goodwill amortisation		**(17.9p)**	(11.6p)	(33.7p)
Diluted (loss) per share		**(17.9p)**	(11.6p)	(33.7p)

Statement of total recognised gains and losses

for the six months ended 4 July 2004

	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
Net (loss) attributable to shareholders	**(48.8)**	(25.8)	(77.0)
Foreign currency translation	**(8.1)**	8.2	4.5
Deficit on write-off of revalued assets	**–**	–	(0.3)
Return on investments	**–**	–	0.3
Total recognised losses relating to the period	**(56.9)**	(17.6)	(72.5)

*Restated in respect of discontinued operations

Consolidated balance sheet

as at 4 July 2004

	Note	Unaudited Six months 2004 £m	Unaudited Six months 2003 £m	Year 2003 £m
Fixed assets				
Intangible assets – goodwill		**95.3**	118.3	112.2
Tangible assets		**323.5**	415.9	386.3
Investment in associated undertakings and joint ventures		**0.7**	1.5	–
Other investments		**5.5**	5.8	6.3
		425.0	541.5	504.8
Current assets				
Stocks		**130.3**	150.4	131.5
Debtors – due within one year		**165.7**	204.9	178.2
– due after one year		**31.9**	25.9	28.5
Total debtors		**197.6**	230.8	206.7
Cash at bank and in hand		**51.3**	73.0	57.9
		379.2	454.2	396.1
Current liabilities	6	**235.1**	292.3	253.1
Net current assets		**144.1**	161.9	143.0
Total assets less current liabilities		**569.1**	703.4	647.8
Creditors – amounts falling due after more than one year				
Borrowings		**149.3**	216.2	230.6
Grants for capital expenditure		**0.7**	1.0	0.6
		150.0	217.2	231.2
Provisions for liabilities and charges		**150.3**	148.1	156.1
		300.3	365.3	387.3
Net assets		**268.8**	338.1	260.5
Capital and reserves				
Called up share capital (including non-equity interests)		**74.8**	88.3	60.3
Share premium account		**84.1**	44.4	44.4
Revaluation reserve		**3.1**	7.4	3.7
Other reserves		**1.4**	1.4	1.4
Special reserve		**18.5**	–	6.0
Capital redemption reserve		**28.0**	–	28.0
Profit and loss account		**50.1**	186.3	106.4
		260.0	327.8	250.2
Minority interest				
Equity		**8.7**	10.2	10.2
Non-equity		**0.1**	0.1	0.1
		8.8	10.3	10.3
Capital employed		**268.8**	338.1	260.5

Movement in shareholders' funds

for the six months ended 4 July 2004

	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
Net (loss) attributable to shareholders	**(48.8)**	(25.8)	(77.0)
(Deficit) on write-off of revalued assets	**–**	–	(0.3)
Return on investments	**–**	–	0.3
Dividends	**–**	(1.1)	(1.2)
	(48.8)	(26.9)	(78.2)
Goodwill written back to profit and loss account on disposals	**12.5**	6.4	11.8
Redemption of Preference shares	**–**	–	(28.0)
Issue of Ordinary shares	**54.2**	–	–
Foreign currency translation	**(8.1)**	8.2	4.5
Net increase/(decrease) to shareholders' funds	**9.8**	(12.3)	(89.9)
Opening shareholders' funds	**250.2**	340.1	340.1
Closing shareholders' funds	**260.0**	327.8	250.2

Consolidated cash flow statement

for the six months ended 4 July 2004

	Note		Unaudited Six months 2004		Unaudited Six months 2003		Year 2003
		£m	**£m**	£m	£m	£m	£m
Net cash inflow from operating activities	(a)		**18.6**		8.4		45.3
Returns on investments and servicing of finance							
Interest received		**0.7**		1.1		2.3	
Interest paid		**(9.3)**		(6.8)		(15.8)	
Preference dividends paid		**–**		(1.1)		(2.3)	
			(8.6)		(6.8)		(15.8)
Taxation			**1.2**		(1.1)		(6.0)
Capital expenditure and financial investments							
Purchase of tangible fixed assets		**(11.9)**		(14.7)		(34.3)	
Proceeds on sale of tangible fixed assets		**8.4**		1.6		2.0	
Purchase of investments		**(0.3)**		(0.6)		(0.6)	
Disposal of investments		**0.2**		0.3		0.9	
			(3.6)		(13.4)		(32.0)
Acquisitions and disposals							
Deferred consideration for prior year acquisitions		**(0.1)**		(0.3)		(0.4)	
Disposal of businesses		**26.3**		26.9		32.8	
			26.2		26.6		32.4
Cash inflow before use of liquid resources and financing			**33.8**		13.7		23.9
Management of liquid resources			**1.6**		5.5		10.3
Financing							
Increase in Ordinary share capital		**54.2**		–		–	
Redemption of Preference shares		**–**		–		(28.0)	
Increase in bank loans		**6.0**		244.1		274.2	
Repayment of bank loans		**(99.5)**		(243.1)		(270.5)	
			(39.3)		1.0		(24.3)
Net (decrease)/increase in cash			**(3.9)**		20.2		9.9
Reconciliation of net cash flow to movement in net borrowings							
Net (decrease)/increase in cash			**(3.9)**		20.2		9.9
Cash flow from decrease/(increase) in loans			**93.5**		(1.0)		(3.7)
Cash flow from (decrease) in deposits			**(1.6)**		(5.5)		(10.3)
Change in net borrowings resulting from cash flows			**88.0**		13.7		(4.1)
Exchange movement			**2.0**		1.4		6.4
Movement in net borrowings during the period			**90.0**		15.1		2.3
Opening net borrowings			**(249.3)**		(251.6)		(251.6)
Closing net borrowings			**(159.3)**		(236.5)		(249.3)

Consolidated free cash flow

for the six months ended 4 July 2004

	Note	Unaudited Six months 2004 £m	Unaudited Six months 2003 £m	Year 2003 £m
Net cash inflow from operating activities	(a)	**18.6**	8.4	45.3
Net interest paid		**(8.6)**	(5.7)	(13.5)
Taxation		**1.2**	(1.1)	(6.0)
Net dividends paid		**–**	(1.1)	(2.3)
Post dividend cash flow		**11.2**	0.5	23.5
Net capital expenditure		**(3.5)**	(13.1)	(32.3)
Free cash flow		**7.7**	(12.6)	(8.8)

(a) Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	2004			2003	
	Continuing £m	Discontinued £m	Six months Total £m	Six months £m	Year £m
Operating profit/(loss)	**6.8**	**(2.7)**	**4.1**	2.2	(32.2)
Depreciation	**16.9**	**1.8**	**18.7**	22.9	43.4
Amortisation of goodwill	**3.1**	**0.2**	**3.3**	3.9	7.5
Loss on sale of plant and machinery	**0.5**	**–**	**0.5**	–	0.6
Exceptional non-cash operating costs	**0.2**	**–**	**0.2**	0.6	15.2
(Increase)/decrease in stocks	**(12.9)**	**(0.9)**	**(13.8)**	(7.8)	3.3
(Increase)/decrease in debtors	**(6.7)**	**(2.0)**	**(8.7)**	(13.3)	13.3
Increase/(decrease) in creditors	**9.6**	**3.0**	**12.6**	(0.4)	(15.4)
Increase/(decrease) in provisions	**1.6**	**0.1**	**1.7**	0.3	9.6
Net cash inflow from operating activities	**19.1**	**(0.5)**	**18.6**	8.4	45.3

Notes

1. Basis of preparation

The interim financial information, which has been approved by the Board of Directors, has been prepared on a consistent basis with the accounting policies set out in the Group's 2003 annual report and accounts.

Operating exceptionals are separately disclosed as they are considered material to the statement.

The results and balance sheet for the year 2003 (as restated) are an abridged version of the full accounts which received an unqualified report by the auditors and have been filed with the Registrar of Companies.

2. Segmental information

	Turnover			Operating profit/(loss)		
	Six months 2004 £m	Six months 2003 £m	Year 2003 £m	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
Product group						
Carbon	**94.6**	95.6	187.7	**9.1**	9.2	18.3
Magnetics	**87.0**	87.9	172.1	**4.7**	0.9	3.0
Technical Ceramics	**70.1**	65.0	126.2	**4.2**	1.1	0.3
Insulating Ceramics	**119.7**	130.7	258.3	**7.2**	7.8	16.7
Continuing operations	**371.4**	379.2	744.3	**25.2**	19.0	38.3
Discontinued operations	**34.8**	63.4	105.3	**(0.3)**	2.4	4.3
	406.2	442.6	849.6	**24.9**	21.4	42.6
Operating exceptionals				**(17.5)**	(15.3)	(67.3)
Goodwill amortisation				**(3.3)**	(3.9)	(7.5)
Group operating profit/(loss)				**4.1**	2.2	(32.2)

2. Segmental information (continued)

The discontinued operations in 2004 are the Auto and Consumer business, two Coatings operations and Matroc Paris, and in 2003 also includes the Superconductors business, six Coatings operations and the Graflon business.

The operating exceptionals of £17.5 million comprises: Carbon £3.3 million, Magnetics £3.8 million, Technical Ceramics £5.1 million, Insulating Ceramics £3.1 million and discontinued £2.2 million.

Geographical area
The analysis shown below is based on the location of the contributing companies:

	Turnover			Operating profit/(loss)		
	Six months 2004 £m	Six months 2003 £m	Year 2003 £m	**Six months 2004 £m**	Six months 2003 £m	Year 2003 £m
United Kingdom						
Sales in the UK	**17.2**	17.3	33.5			
Sales overseas	**21.5**	21.4	40.9			
Total United Kingdom	**38.7**	38.7	74.4	**(0.3)**	1.4	1.2
Rest of Europe	**167.9**	164.3	321.5	**11.2**	10.2	19.2
The Americas	**120.7**	133.0	257.8	**9.8**	3.5	7.8
Far East and Australasia	**37.9**	36.7	77.4	**3.4**	2.9	7.7
Middle East and Africa	**6.2**	6.5	13.2	**1.1**	1.0	2.4
	371.4	379.2	744.3	**25.2**	19.0	38.3
Discontinued operations	**34.8**	63.4	105.3	**(0.3)**	2.4	4.3
	406.2	442.6	849.6	**24.9**	21.4	42.6
Operating exceptionals				**(17.5)**	(15.3)	(67.3)
Goodwill amortisation				**(3.3)**	(3.9)	(7.5)
Group operating profit/(loss)				**4.1**	2.2	(32.2)

The analysis shown below is based on the location of the customer:

	Turnover		
	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
United Kingdom	**23.0**	23.1	49.0
Rest of Europe	**157.5**	162.2	309.3
The Americas	**130.4**	130.2	253.9
Far East and Australasia	**51.0**	53.6	112.4
Middle East and Africa	**9.5**	10.1	19.7
	371.4	379.2	744.3
Discontinued operations	**34.8**	63.4	105.3
	406.2	442.6	849.6

3. Corporate exceptional items

In 2004, the exceptional loss related mainly to the disposal of the Auto and Consumer business and the sale of two Coatings operations.

4. Taxation

	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
United Kingdom taxes	**(1.0)**	(1.7)	(4.9)
Overseas taxes	**3.9**	5.8	2.5
Total taxation	**2.9**	4.1	(2.4)

The total taxation charge for the six months to 4 July 2004 of £2.9 million (2003: £4.1 million) includes a tax credit on exceptional items of £1.6 million (2003: £nil).

The interim taxation charge is calculated by applying the Directors' best estimate of the annual tax rate to the taxable profit for the period.

5. Earnings/(loss) per Ordinary share

a. Basic and underlying earnings/(loss) per share

	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
(Loss) after tax and minority interest	**(48.8)**	(25.8)	(77.0)
Preference dividend	**–**	(1.1)	(1.2)
Basic (loss) after goodwill amortisation	**(48.8)**	(26.9)	(78.2)
Goodwill amortisation	**3.3**	3.9	7.5
Basic (loss) before goodwill amortisation	**(45.5)**	(23.0)	(70.7)
Adjusted by all post tax exceptional items	**58.2**	30.9	93.0
Underlying earnings – before goodwill amortisation	**12.7**	7.9	22.3
– after goodwill amortisation	**9.4**	4.0	14.8
Weighted average number of Ordinary shares	**272,919,621**	231,993,647	232,018,129
Underlying earnings per share – before goodwill amortisation	**4.7p**	3.4p	9.6p
– after goodwill amortisation	**3.4p**	1.7p	6.4p
Basic (loss) per share – before goodwill amortisation	**(16.7p)**	(9.9p)	(30.5p)
– after goodwill amortisation	**(17.9p)**	(11.6p)	(33.7p)

The Directors have disclosed an underlying earnings per share as, in their opinion, this better reflects the real performance of the Group and assists comparison with the results of previous periods.

b. Diluted earnings

	Six months 2004 £m	Six months 2003 £m	Year 2003 £m
Basic and diluted (loss)	**(48.8)**	(26.9)	(78.2)
Adjusted by all post tax exceptional items	**58.2**	30.9	93.0
Underlying diluted earnings	**9.4**	4.0	14.8
Weighted average number of Ordinary shares	**272,919,621**	231,993,647	232,018,129
Dilutive effect of share option/incentive schemes	**4,287,463**	3,008	1,677,339
Weighted average number of diluted shares	**277,207,084**	231,996,655	233,695,468
Diluted (loss) per share	**(17.9p)**	(11.6p)	(33.7p)
Diluted underlying earnings per share	**3.4p**	1.7p	6.3p

6. Current liabilities

Current liabilities include bank loans and overdrafts of £61.3 million (4 July 2003: £93.3 million; 4 January 2004: £76.6 million).

This Interim Statement will be dispatched to all registered holders of Ordinary shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP.

Designed and produced by Radley Yeldar (London)

Morgan

The Morgan Crucible Company plc
Registered office
Morgan House
Madeira Walk
Windsor
Berkshire SL4 1EP
United Kingdom

Website: www.morgancrucible.com
email: info@morgancrucible.com
Tel: +44 (0) 1753 837000
Fax: +44 (0) 1753 850872

Registered in England No. 286773